December 27, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Panoramic Evergreen Venture Fund, et. al. (File No. 812-
15126)
      Form APP WD: Request for Withdrawal of Application

Ladies and Gentlemen:

On November 8, 2022, Panoramic Evergreen Venture Fund, et. al. (the ?Applicants?) filed for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the ?1940 Act?), and Rule 17d-1 promulgated under the 1940 Act (the ?Application?).

By this letter, the Applicants hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or additional comments concerning the foregoing, please contact me at (212) 210-9415.

Sincerely,

/s/ Blake Estes
Blake Estes


One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000



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